

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Richard Ransom
Chief Financial Officer
International Commercial Television Inc.
487 Devon Park Drive, Suite 212
Wayne, Pennsylvania 19087

> **Re: International Commercial Television Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed June 22, 2010**
> **File No. 0-49638**

Dear Mr. Ransom:

        We have completed our review of your filing and do not have any further comments at this time.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief